July 31, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Kevin Woody / Mr. Thomas Jones / Mr. Geoffrey Kruczek

Re:	Nuclea Energy Inc. Registration Statement on Form F-1 Filed April 13, 2026 File No. 333-295006

Dear Mr. Woody, Mr. Jones, and Mr. Kruczek:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Nuclea Energy Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-295006) initially filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2026, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement because the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Lawrence Venick of Loeb & Loeb LLP at (310) 728-5129 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Sagar Sanghera
Sagar Sanghera
Chairman of the Board of Directors and President